UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: MAY 2008	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Quarterly Report – For Fiscal Quarter Ended March 31, 2008: End Quarter – 3 of Fiscal Year 2008”, dated May 23, 2008.  Includes un-audited quarterly interim financial statements for the third quarter ending March 31, 2008 of the Company’s 2008 fiscal year.  Also includes management discussion and analysis of registrant’s affairs, material events disclosure.  The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 11 June 2008
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2008

Expressed in U.S. dollars

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation (An Exploration Stage Company)	Statement 1
Notes to Interim Consolidated Financial Statements
Unaudited - Prepared by Management

	31 March	30 June
ASSETS	2008	2007
Current
Cash	$3,401,582	$1,514,279
Accounts receivable	31,610	43,088
Prepaid expenses and deposits	23,185	117,894
	3,456,377	1,675,261
Investment in Continental Biofuels (Note 1)	64,860	-
Advances to Continental Biofuels	614	-
Investment in Bengara (Note 4a)	1	1
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	119,034	88,685
	$3,640,887	$1,763,948

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,733	$110,449

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	11,653,646	11,731,566
Common Share Subscriptions - Statement 2	-	7,500
Contributed Surplus - Statement 2	7,512,937	3,221,931
Deficit - Statement 2	(15,540,429)	(13,307,498)
	3,626,154	1,653,499
	$3,640,887	$1,763,948

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"

______________________________, Director

"James D. Eger"

______________________________, Director

Continental Energy Corporation (An Exploration Stage Company)	Statement 2
Notes to Interim Consolidated Financial Statements
Unaudited - Prepared by Management

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2006	57,107,936	$10,063,516	$-	$2,998,183	$(10,704,498)	$2,357,201
Issuance of shares for:
Shares issued for services	111,111	80,000	-	-	-	80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-	481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-	574,500
Share issuance costs	-	(23,000)	-	-	-	(23,000)
Financing fees - warrants	-	-	-	112,723	-	112,723
Stock-based compensation	-	-	-	673,242	-	673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)	(2,603,000)

Balance - 30 June 2007	63,372,381	11,731,566	7,500	3,221,931	(13,307,498	1,653,499
Issuance of shares for:
Private placements	5,015,000	(85,420)	-	3,345,170	-	3,259,750
Placement fee	250,000	-	-	-	-	-
Exercise of options	-	7,500	(7,500)	-	-	-
Stock-based compensation	-	-	-	945,836	-	945,836
Loss for the period - Statement 3	-	-	-	-	(2,232,931)	(2,232,931)
Balance - 31 March 2008	68,637,381	$11,653,646	$-	$7,512,937	$(15,540,429)	$3,626,154

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)	Statement 3
Notes to Interim Consolidated Financial Statements
Unaudited - Prepared by Management

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	31 March	31 March	31 March	31 March
	2008	2007	2008	2007

Expenses
Amortization	$10,948	$14,181	$29,319	$28,635
Consulting	-	25,178	31,858	71,727
Filing fees	(5,379)	13,756	10,586	19,869
Financing fees - warrants	-	-	-	112,723
Foreign exchange loss (gain)	(199)	239	1,586	5,168
Interest and bank charges	953	2,039	2,927	4,524
Investor relations	18,500	69,158	126,265	117,508
Management fees	236,725	144,560	633,337	638,631
Office expenses	49,278	2,453	240,617	138,829
Professional fees	25,320	29,252	76,752	156,821
Rent, office maintenance and utilities	15,949	11,925	38,555	79,002
Shareholder communication and transfer agent	14,569	-	16,121	5,203
Stock-based compensation	54,390	-	945,836	118,958
Telephone	2,458	7,928	17,649	22,900
Travel and accommodation	29,912	35,394	93,363	201,045

Loss Before the Undernoted	(453,424)	(356,063)	(2,264,771)	(1,721,543)

Other Income (Expenses)
Gain on settlement of debt	-	-	-	90,739
Loss on equity investment in Continental Biofuels	(20,400)	-	(35,140)	-
Gain on disposal of Bengara	-	-	-	60,324
Interest income	23,996	17,121	92,731	65,318
Write-down of resource property costs	(1,578)	(127,772)	(25,751	(124,393)

Loss for the Period	$(451,406)	$(466,714)	$(2,232,931)	$(1,629,555)

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)

Weighted Average Number of Shares Outstanding	68,637,381	60,520,788	67,490,672	58,228,946

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)	Statement 4
Notes to Interim Consolidated Financial Statements
Unaudited - Prepared by Management

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	31 March	31 March	31 March	31 March
Cash Resources Provided By (Used In)	2008	2007	2008	2007

Operating Activities
Income (loss) for the period	$(451,406)	$(466,714)	$(2,232,931)	$(1,629,555)
Items not affecting cash
Amortization	10,948	14,181	29,319	28,635
Financing fees - warrants	-	-	-	112,723
Gain on settlement of debt	-	-	-	(90,739)
Gain on sale of Bengara	-	-	-	(60,324)
Loss on equity investment in Continental Biofuels	20,400	-	35,140
Stock-based compensation	54,390	-	945,836	118,958
Write-down (recovery) of resource property costs	1,578	127,772	25,751	124,393
Changes in current assets and liabilities		-
Accounts receivable	(893)	(1,448)	11,478	(4,035)
Prepaid expenses and deposits	4,672	11,992	94,709	(25,521)
Due from/to related parties	-	(179,612)	(614)	(12,618)
Accounts payable and accrued liabilities	(22,097)	(54,423)	(95,716)	707

	(382,408)	(548,252)	(1,187,028)	(1,437,376)
Investing Activities
Investment in Continental Biofuels	-	-	(100,000)
Disposition of Bengara	-	-	-	75,520
Resource property costs	-	(127,772)	(25,751)	(270,894)
Resource property costs reimbursed by joint venturers	-	-	-	146,500
Proceeds from sale of Bengara shares, net	-	-	-	21,000
Purchase of equipment, net of recovery	(21,422)	(50,722)	(59,668)	(87,316)
	(21,422)	(178,494)	(185,419)	(115,190)
Financing Activities
Cash received in advance of share issuance	-	233,334	-	233,334
Share capital issued for cash, net	-	221,500	3,259,750	525,000
	-	454,834	3,259,750	758,334

Change in Cash	(403,830)	(271,912)	1,887,303	(794,232)
Cash position - Beginning	3,805,412	1,873,407	1,514,279	2,395,727

Cash Position - Ending	$3,401,582	$1,601,495	$3,401,582	$1,601,495

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

1.

Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the acquisition of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation.  Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

On 17 October 2007 the Company entered a cofounder shareholders agreement pertaining to a new, partially-owned, special purpose company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) to pursue palm oil to biodiesel projects in Indonesia.  The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of Continental Biofuels representing a 40% stake, and largest single shareholding, in Continental Biofuels. The remaining 60% stake in Continental Biofuels is held by a cofounder group of five private investors led by Casimir Capital Group LLC of New York which includes two Directors of the Company, each of whom purchased a 10% stake. The Company’s CFO, Mr. James D. Eger has been appointed as the first President and CEO of Continental Biofuels. During the short term the Company expects this management control to be relinquished and the Company’s shareholding stake in Continental Biofuels to be diluted when new investors join Continental Biofuels in anticipated private or public fundings.  The Company’s interest in Continental Biofuels has been recorded as an investment using the Equity Method.

2.

Significant Accounting Policies

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP) and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2007.  All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

b)

Change in Accounting Policy

i)

Valuation of warrants

Effective 1 July 2007, the Company has adopted the following accounting policy with respect to the valuation of warrants issued as part of a private placement unit. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•

The fair value of common shares is based on the market close on the date the units are issued; and

•

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

2.

Significant Accounting Policies – Continued

b)

Change in Accounting Policy – Continued

ii)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.  The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•

The fair value of common shares is based on the market close on the date the units are issued; and

•

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

c)

Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary and one joint venture company as follows:

•

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the USA (currently inactive).

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II Production Sharing Contract (“PSC”) in Indonesia (Note 4a). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

These consolidated financial statements also include the accounts of one former subsidiary as follows:

•

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 29 September 2006 at which time 70% of the Company’s interest was sold.  The Company’s remaining 18% is now accounted for on the cost basis.

All intercompany transactions are eliminated upon consolidation.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah.  The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange.  The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.

Resource Property Costs

Details of oil and gas properties are as follows:

	30 June	Exploration &	Costs	Recovery	31 March
	2007	Development	Reimbursed by	(Impairment/	2008
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara	$1	$25,751	$-	$(25,751)	$1

	30 June	Exploration &	Costs	Recovery	30 June
	2006	Development	Reimbursed by	(Impairment/	2007
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara	$1	$259,886	$(146,500)	$(113,386)	$1

a)

Bengara

By a share purchase and transfer agreement with an effective date of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara, a British Virgin Island company with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of Bengara using the purchase method of accounting for a business combination. On 1 January 2000 the Company farmed out 40% of its 100% interest in Bengara and its respective underlying properties to GeoPetro Resources Company.

On 29 September 2006, the Company sold 70% of its 60% interest in Bengara and its Bengara-II PSC to CNPC (Hong Kong) Limited (“CNPC-HK”), an unrelated buyer, for $21,000 cash. The Company retained an 18% shareholding of Bengara.  Included in the Company’s statement of operations are the results of operations of Bengara from the date of acquisition to 29 September 2006.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara – Continued

The Company recognized its portion of the proceeds on the sale of 70% of its 60% interest, being $21,000, as income.  The net effect of this transaction was a gain of $23,906, net of taxes, based on the net book values recorded in Bengara as at 29 September 2006.

Assets	$9,522
Liabilities	(12,428)
Negative net book value of Bengara	(2,906)
Proceeds on disposition	21,000
Gain on disposition of Bengara	$23,906

Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of its majority interest to CNPC-HK.  Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share, being $79,800.

5.

Equipment

Details are as follows:

			31 March
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$7,883	$27,157
Computer equipment and software	162,330	89,145	73,185
Field survey equipment	26,424	7,732	18,692
	$223,794	$104,760	$119,034

			30 June
			2007
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$17,561	$1,427	$16,134
Computer equipment and software	123,293	70,240	53,053
Field survey equipment	23,270	3,772	19,498
	$164,124	$75,439	$88,685

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

6.   Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 March 2008, there are no preferred shares issued or outstanding.

b)

Private Placements

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 common shares at $0.65 per share for net cash proceeds of $3,250,000.  The placement included 10,000,000 share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term expiring on 29 August 2010. The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash. The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

On 23 July 2007, a private placement was completed for 15,000 Units for total proceeds of $9,750. Each Unit consists of 15,000 common shares and 15,000 share purchase warrants with each warrant having an exercise price of $1.00 per common share for a two year term expiring on 23 July 2009.

On 1 May 2007, the Company executed an investor relations agreement and issued 111,111 common shares valued at $80,000 and additional cash proceeds of $20,000.  During the current period, $80,000 was expensed to investor relations.

c)

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised within a period as determined by the Company's board of directors.  Options vest on the grant date unless otherwise determined by the Company's board of directors.  The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

New Stock Option Grants

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2012.  The Company calculated the fair value of these options to be $54,389 on the grant date which was charged to operations.

On 22 December 2007, the Company issued 4,000,000 stock options to directors, an employee and consultants of the Company exercisable at $0.24 per share on or before 31 December 2010 and 700,000 stock options to employees and consultants of the Company exercisable at $0.24 per share on or before 30 June 2009. The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations.

On 17 September 2007, the Company issued 500,000 stock options to a director exercisable at $0.65 per share on or before 30 June 2010. The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

6.

Share Capital – Continued

c)

Stock Options – Continued

Prior Year’s Stock Option Grants

On 14 June 2007, a total of 1,400,000 stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009.  The Company calculated the fair value of these options to be $554,284 on the grant date which was charged to operations.

On 14 September 2006, a total of 800,000 stock options were granted, of which 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009 and 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007.  The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations.

Prior Year Stock Option Amendments

During the 2007 fiscal year, a total of 600,000 stock options were amended, whereby the term was extended from 30 July 2006 until 30 June 2007.  The Company calculated the incremental increase in the fair value of these amended options to be $18,637, which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2006	8,302,426	$0.15
Options granted	2,200,000	0.56
Options exercised	(3,330,000)	0.17
Options cancelled	(2,522,426)	0.17

Options outstanding, 30 June 2007	4,650,000	0.33
Options granted	5,600,000	0.27
Options exercised	-	-
Options expired	-	-

Options outstanding, 31 March 2008	10,250,000	$0.30

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

6.

Share Capital – Continued

c)

Stock Options – Continued

As at 31 March 2008, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	750,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
	700,000	$0.24	30 June 2009
	500,000	$0.40	30 June 2009
	1,400,000	$0.65	30 June 2009
	500,000	$0.65	30 June 2010
	4,000,000	$0.24	31 December 2010
	400,000	$0.20	17 March 2012
Total outstanding and exercisable	10,250,000

d)

Warrants

Prior Year Warrant Amendments

During the 2007 fiscal year, a total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 29 April 2007 to 30 June 2008.  The Company estimated the incremental increase in the fair value of these amended warrants to be $112,723 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2006	7,368,334	$0.28
Warrants issued	-	-
Warrants exercised	2,823,334	0.17
Warrants cancelled	820,000	0.40
Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,015,000	0.90
Warrants exercised	-	-
Warrants expired	-	-

Warrants outstanding, 31 March 2008	13,740,000	$0.73

Details of outstanding share purchase warrants as at 31 March 2008 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	2,000,000	$0.40	30 June 2008
	1,725,000	$0.15	30 June 2008
	15,000	$1.00	23 July 2009
	10,000,000	$0.90	29 August 2010

	13,740,000

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

6.

Share Capital – Continued

e)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	31 March	30 June
	2008	2007
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	91% - 107%	91% - 99%
Risk-free interest rate	2.68% - 4.28%	4.02% - 4.73%
Expected life of options (years)	1.52 – 4.00	0.79 - 2.79
The fair value of each warrant amendment is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:
	31 March	30 June
	2008	2007
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	85% - 89%	96%
Risk-free interest rate	4.28% - 4.66%	4.02%
Expected life of warrants (years)	2.00 - 3.00	1.79

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the period, management fees in the amount of $315,000 (2007 - $305,625) were paid or accrued to directors of the Company.  Of that amount, $Nil (2007 - $28,125) has been recorded in resource property costs.  In addition, the Company paid bonuses totalling $60,000 (2007 - $200,000) to two directors during the year. In addition, the Company provided accommodations for a director of the Company in Indonesia at a cost of $6,975 (2007 - $13,500). This amount is included in rent expense.

b)

During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director (the “defendant”).  During the period, a statement has been filed on behalf of the defendant and the Company is in the process of filing documentation in relation to the claim. Management intends to pursue full collection of the receivable until payment or settlement is reached.

c)

As at 31 March 2008, $7,939 (30 June 2007 - $9,583) is receivable from two directors of the Company and netted against accounts payable and $9,349 (30 June 2007 - $7,864) is payable to a director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

8.

Income Taxes

a)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	30 June	30	June
	2007	2006

Income (loss) before income taxes	$(2,603,000)	$1,923,117
Canadian federal and provincial income tax rates	34.12%	34.12%

Expected income tax (recovery)	(888,144)	656,168
Items not deductible for income tax purposes	1,502,851	(503,377)
(Unrecognized) recognized benefit of non-capital losses	(614,707)	(152,791)

Total income taxes (recovery)	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax recovery	$-	$-

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	30 June	30 June
	2007	2006

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,128,909	$855,898
Capital loss carry forwards	272,971	53,176
Share issue costs	14,126	19,619
Undepreciated capital cost in excess of accounting
net book value	240,711	216,950
Mineral properties	624,070	590,195
	2,280,787	1,735,838

Valuation allowance	(2,280,787)	(1,735,838)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $3,504,845CDN available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.  The Company has capital losses for Canadian tax purposes of approximately $1,694,951CDN available to offset capital gains in the future.   Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,937,507CDN available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2008
Unaudited - Prepared by Management

9.

Segmented Information

	North America	Indonesia	Consolidated
31 March 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,065,256)	$(167,675)	$(2,232,931)
Identifiable assets	$3,423,496	$217,391	$3,640,887
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948

10.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

11.

Subsequent Events

On 28 April 2008 the Company extended the term of 4,750,000 share purchase warrants originally purchased as part of private placements from 30 June 2008 until 30 June 2010.  No change was made to the exercise prices.

On 15 May 2008, a private placement was completed for 250,000 Units for total proceeds of $50,000. Each Unit consists of 250,000 common shares and 250,000 share purchase warrants with each warrant having an exercise price of $0.20 per common share for a two year term expiring on 15 May 2010.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Third Quarter Ended March 31, 2008

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 2,427 square kilometers (600,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is June 30th.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of May 23, 2008.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS  OF  THE  PAST  QUARTER

The “Past Quarter” ended March 31, 2008 marks the end of the Third Quarter and the first 9 months of the Company’s annual fiscal year ending June 30, 2008. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

New Chief Geophysicist Appointed

On March 19, 2008 the Company announced that it has named Robert J. Paul to the post of Chief Geophysicist for the company. Robert has 28 years of experience in oil and gas exploration, the last 17 in Indonesia. He has worked in various geophysical exploration capacities with Lundin Oil and Gas, Santa Fe Energy Resources, Petromer Trend, Halliburton, Esso Australia, and BP Canada. He obtained a Bachelors degree in Geophysics from the University of Alberta (Canada) and a Masters Degree in Geophysics from University of Queensland (Australia).

Robert will be based in Continental’s Jakarta office where he will be the lead geophysicist and part of a technical team dedicated to identifying, evaluating, and acquiring new oil and gas properties. Continental’s new ventures team is currently evaluating new opportunities in Indonesia and surrounding region. Robert’s duties will also include evaluation of new block acquisitions in Indonesia within a defined area of mutual interest covered by Continental’s CGX joint venture group. He will also advise Continental on 3D seismic acquisition planned for the Bengara-II Block.

Share Purchase Warrants Activity

During the Past Quarter the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No new share purchase warrants were exercised.

Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity

During the Past Quarter the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - A total of 400,000 new incentive stock options were granted to advisors having an exercise price of $0.20 per share and expiring on March 17, 2012.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

During the Past Quarter no new shares were issued.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended March 31, 2008 but prior to publication of this report are summarized below:

Share Purchase Warrants Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - In conjunction with a private placement to an employee the Company issue on May 15, 2008 a total of 250,000 share purchase warrants having an exercise price of $0.20 each for a term of two years.

Expiry - No share purchase warrants expired.

Amendments - On April 28, 2008 the Company extended the term of 2,000,000 share purchase warrants originally purchased as part of private placements from June 30, 2008 until June 30, 2010. No change to the exercise price of $0.40 was made. On April 28, 2008 the Company extended the term of 2,750,000 share purchase warrants originally purchased as part of private placements from June 30, 2008 until June 30, 2010. No change to the exercise price of $0.15 was made.

Incentive Stock Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

In conjunction with a private placement to an employee the Company issued 250,000 shares at a price of $0.20 on May 15, 2008 resulting in net proceeds to the Company of $50,000.

SHAREHOLDING

As of the date of this report the Company had 68,887,381 common shares issued and outstanding.

As of the date of this report the Company had 10,250,000 unexercised stock options issued and outstanding.

As of the date of this report the Company had 13,990,000 unexercised warrants issued and outstanding.

As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Third Quarter Ended March 31, 2008

The Past Quarter ended March 31, 2008 marks the end of the Third Quarter and the third three months of the Company’s annual fiscal year ending June 30, 2008.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
3rd Quarter 2008	Nil	(451,406)	(0.01)	(0.01)
2nd Quarter 2008	Nil	(1,102,995)	(0.02)	(0.02)
1st Quarter 2008	Nil	(678,530)	(0.01)	(0.01)
4th Quarter 2007	Nil	(973,445)	(0.01)	(0.01)
3rd Quarter 2007	Nil	(466,714)	(0.01)	(0.01)
2nd Quarter 2007	Nil	(627,461)	(0.01)	(0.01)
1st Quarter 2007	Nil	(535,380)	(0.01)	(0.01)
4th Quarter 2006 *	Nil	(527,163)	(0.01)	(0.01)

* The 4th Quarter 2006 only consists of 2 months due to a change in fiscal year end from 31 July to 30 June.

•

Current Working Capital Situation

As at March 31, 2008, the Company's interim consolidated financial statements reflect a working capital position of $3,441,644. This represents an increase in the working capital of $1,876,832 compared to the June 30, 2007 working capital of $1,564,812. The increase was mainly due to the private equity placement with Macquarie for $3,250,000 offset by the Company’s general and administrative expenditures during the period.  The cash balance at March 31, 2008 was $3,401,582 compared to $1,514,279 as at June 30, 2007, an increase of $1,887,303.  During the current quarter, the Company’s cash balance decreased by $403,830.

The Company used $1,187,028 for operating activities during the nine months ended March 31, 2008 compared with $1,437,376 in the nine months ended March 31, 2007.  During the current quarter, the Company used $382,408 as compared with $548,252 in the same fiscal quarter in the prior year.

The cash resources used for investing activities during the nine months ended March 31, 2008 was $185,419 compared with $115,190 in the nine months ended March 31, 2007.  The increase is mainly due to the investment in Continental Biofuels represented by the purchase of 1,000 shares at $100 per share for a total investment of $100,000.  The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.  During the current quarter, the Company used $21,422 as compared with $178,494 in the same fiscal quarter in the prior year.

The cash resources provided by financing activities during the nine months ended March 31, 2008 was $3,259,750 compared with $758,334 in the nine months ended March 31, 2007.  The Company completed the private equity placement with Macquarie for $3,250,000 during the first quarter.  During the current quarter, cash resources provided by financing activities were $nil as compared with $454,834 in the same fiscal quarter in the prior year.

•

Investments

During the nine months ended March 31, 2008, the Company invested $100,000 in Continental Biofuels for a 40% interest in the company which will be used to pursue palm oil to biodiesel projects in Indonesia.  The Company also invested $25,751 in its Indonesian oil & gas properties and $59,668 in equipment purchases mainly relating to computer and computer software.

•

Finance

During the nine months ended March 31, 2008, a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,259,750.  During the nine months ended March 31, 2008, there were no Stock Options or Warrants exercised.

On March 31, 2008, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,250,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between June 29, 2008 and March 17, 2012.

On March 31, 2008, the Company had warrants outstanding to purchase an aggregate of 13,740,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between June 30, 2008 and August 29, 2010.

•

Operations

Overall, the Company had a loss from operations during the nine months ended March 31, 2008 of $2,232,931 compared to $1,629,555 in the nine months ended March 31, 2007.  The Company had a loss per share of $0.03 in both 2008 and 2007.  During the current quarter, the Company had a loss from operations of $451,406 as compared with $466,714 in the same fiscal quarter in the prior year.  This represents a loss per share of $0.01 in both 2008 and 2007 in the third fiscal quarter.

During the current nine month period, the Company generated $92,731 in interest income compared with $65,318 in the prior period.  The Company’s portion of the loss sustained in Continental Biofuels since inception to March 31, 2008 was $35,140.

General and administrative expenses increased by $543,228 from $1,721,543 to $2,264,771 for the nine months ended March 31, 2007 and 2008 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $945,836 for the nine months ended March 31, 2008 compared to $118,958 in the nine months ended March 31, 2007.  Office expenses increased by $101,788 from $138,829 to $240,617.  The increase is mainly due to the purchase of additional software data.  These increases were offset by the Company amending terms of certain share purchase warrants outstanding during the prior period.  The Company recorded the fair value of the amended warrants as financing fees, being $112,723 for 2007.  There were no warrants amended in the current period.  Travel decreased by $107,682 from $201,045 to $93,363.  Professional fees decreased by $80,069 from $156,821 to $76,752. The prior period consisted of higher legal and accounting costs for various due diligence work and a change in disclosure requirements.  Rent decreased by $40,447 from $79,002 to $38,555.  The decrease relates to lower costs in Jakarta.  Consulting decreased by $39,869 from $71,727 to $31,858.  This decrease is due to the termination of contracts in the prior year.  All other expense groups are consistent with the comparative period and some decreased slightly.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter ended March 31, 2008 published herewith.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited quarterly consolidated financial statements as filed on SEDAR for the Past Quarter ended March 31, 2008 published herewith.

Expenditures made by the Company to related parties during the Past Quarter and nine months ended March 31, 2008 together with balances receivable and payable also as at March 31, 2008 are as follows:

•

During the prior quarter the Company authorized bonuses totaling $90,000 to two directors and an employee in recognition of valuable service to the Company. The bonuses were paid during the current quarter.

•

During the period, management, director, or officer fees in the amount of $315,000 (2007 - $305,625) were paid or accrued to directors of the Company.  Of that amount, $nil (2007 - $28,125) has been recorded in resource property costs.  In addition, the Company provided accommodations for a director of the Company in Indonesia at a cost of $6,975 (2007 - $11,500). This amount is included in rent expense.

•

As at March 31, 2008, $7,939 (30 June 2007 - $9,583) is receivable from two directors of the Company and $9,349 (30 June 2007 - $7,864) is payable to a director of the Company.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The interim consolidated financial statements for the Past Quarter and first six months ended March 31, 2008 followed the same accounting policies and methods of application in the most recent annual financial statements except as follows:

•

Change in Accounting Policy

i)

Valuation of warrants

Effective 1 July 2007, the Company has adopted the following accounting policy with respect to the valuation of warrants issued as part of a private placement unit. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•

The fair value of common shares is based on the market close on the date the units are issued; and

•

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

ii)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.  The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•

The fair value of common shares is based on the market close on the date the units are issued; and

•

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

Evaluation of Disclosure Controls

As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2008.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.  Based on the Chief Executive Officer and the Chief Financial Officer’s review of the design of internal controls over financial reporting, the Chairman and President have concluded that the design of internal controls is adequate for the nature of the Company’s business and size of its operations. As a small organization, and similar to other small organizations, the Company’s management is composed of a small number of key individuals, resulting in a situation where limitations on the segregation of duties as well as expertise in such areas as complex calculations and estimations do not exist, as such these risks are compensated by more effective supervision and monitoring by the Chief Executive Officer and the Chief Financial Officer as well as reliance on third party expertise where appropriate. It is important to note that in order to eliminate the potential risk associated with these issues the Company would be required to hire additional staff in order to provide greater segregation of duties and expertise in certain areas. Currently the Company has chosen to disclose the potential risk in its annual filings and proceed with increased staffing as the Company’s growth supports such overhead expansion.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the or in the interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company except as follows:

•

On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. The suit is in progress as of the date of this report.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and electronic filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has files electronically on the US-SEC’s EDGAR database. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Form 52-109F2 Certification of Interim Filings

I Richard L. McAdoo, President and Chief Executive Officer of Continental Energy  Corporation,  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-  109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental  Energy Corporation, (the issuer) for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a  material fact or omit to state a material fact required to be stated or that is necessary to  make a statement not misleading in light of the circumstances under which it was made,  with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other  financial information included in the interim filings fairly present in all material respects  the financial condition, results of operations and cash flows of the issuer, as of the date  and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and  maintaining disclosure controls and procedures and internal control over  financial  reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed  under our supervision, to provide reasonable assurance that material information  relating to the issuer, including its consolidated subsidiaries, is made known to us  by others within those entities, particularly during the period in which the  interim  filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed  under our supervision, to provide reasonable assurance regarding the reliability of  financial reporting and the preparation of financial statements for external  purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s  internal control over financial reporting that occurred during the issuer’s most recent  interim period that has materially affected, or is reasonably likely to materially affect,  the  issuer’s internal control over financial reporting.

Date:  May 23, 2008

(signed) ”Richard L. McAdoo”

Name:    Richard L. McAdoo

Title:      President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-  109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental  Energy Corporation, (the issuer) for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a  material fact or omit to state a material fact required to be stated or that is necessary to  make a statement not misleading in light of the circumstances under which it was made,  with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other  financial information included in the interim filings fairly present in all material respects  the financial condition, results of operations and cash flows of the issuer, as of the date  and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and  maintaining disclosure controls and procedures and internal control over  financial  reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed  under our supervision, to provide reasonable assurance that material information  relating to the issuer, including its consolidated subsidiaries, is made known to us  by others within those entities, particularly during the period in which the  interim  filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed  under our supervision, to provide reasonable assurance regarding the reliability of  financial reporting and the preparation of financial statements for external  purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s  internal control over financial reporting that occurred during the issuer’s most recent  interim period that has materially affected, or is reasonably likely to materially affect,  the  issuer’s internal control over financial reporting.

Date:  May 23, 2008

(signed) ”James D. Eger”

Name: James D. Eger

Title: Chief Financial Officer